Sub-Item 77K:  Changes in registrant's certifying accountant

On May 19, 1999, Investment Series Funds, Inc.'s (Corporation) Board of Directors (Board), upon the recommendation of the Audit Committee of the Board, requested and subsequently accepted the resignation of Ernst & Young LLP (E&Y) as the Corporation's independent auditors. E&Y's reports on the Corporation's financial statements for the fiscal years ended October 31, 1997 and October 31, 1998, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Corporation's fiscal years ended October 31, 1997 and October 31, 1998,
(i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years, and (ii) there were no reportable events of the kind in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Corporation, by action of its Board, upon the recommendation of the Audit Committee of the Board, has engaged Deloitte & Touche LLP (D&T) as the independent auditors to audit the Corporation's financial statements for the fiscal year ending October 31, 1999 . During the Corporation's fiscal years ended October 31, 1997 and October 31, 1998, neither the Corporation nor anyone on its behalf has consulted D&T on items which
(i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation's financial statements or (ii) concerned the subject of a disagreement ( as defined in paragraph
(a)(1)(iv) of Item 304 of Regulation S-K) of reportable events ( as described in paragraph (a)(1)(v) of said Item 304).